Scott F. Duggan 617.570.1572 sduggan@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 15, 2007

United States Securities and Exchange Commission
Office of Mergers & Acquisitions
Station Place
100 F Street, N.E.
Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	DOV Pharmaceutical, Inc.
Schedule TO-I filed January 29, 2007
File No. 005-78237

Ladies and Gentleman:

This letter is being furnished on behalf of DOV Pharmaceutical, Inc. (the “Company”) in response to comments in the letter dated February 6, 2007 (the “Letter”) from Daniel F. Duchovny of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule TO-I (the “Schedule TO”) that was filed with the Commission on January 29, 2007.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. A copy of this letter is being sent under separate cover to Daniel F. Duchovny of the Commission.

Form 8-K filed January 29, 2007

1.
We note your reference in this report to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

RESPONSE: The Company confirms that it will avoid making reference to the Private Securities Litigation Reform Act of 1995 in all future communications in connection with the exchange offer.

2.
We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements. We note similar statements in the offer to exchange (pages 20 and 44) and in exhibit (a)(5)(A) to your Schedule TO. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to exchange to delete this statement and confirm that you will avoid using this statement in all future communications.

RESPONSE: Except as noted in the next paragraph, the Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 1 of Amendment No. 1 to Schedule TO (“Amendment No. 1”).

The Company advises the Staff that the statement on page 44 of the Offer to Exchange was amended and restated in its entirety to read “The inclusion of the projections in this Offer to Exchange should not be regarded as an indication that we, our board of directors, or any of our financial advisors considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Since we do not, as a matter of course, publicly disclose projections as to future revenues or earnings, and the projections were only included in this Offer to Exchange because such information was made available to the Bondholders’ Committee, neither we, our board of directors or our financial advisors intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error or to otherwise have changed.” The Company’s financial projections are not normally publicly disclosed and were not and are not prepared with a view to public disclosure. Thus, the Company does not believe that not updating such projections that are identified with cautionary language is inconsistent with the Company’s obligation under Rule 13e-4(c)(3) to report material changes in information.

The Company hereby confirms that it will avoid stating that it does not undertake any obligation to update any forward-looking statements in all future communications with respect to the exchange offer.

Schedule TO-I

3.
We note the background of the current tender offer, your negotiation with a group of debenture holders and that you entered into the Restructuring Support Agreement. Please provide us with background on the negotiation of the agreement, including the number of security holders with whom you negotiated and entered into the agreement. Also, provide us your legal analysis of whether your negotiation with those debenture holders constituted a tender offer and, if so, whether you complied with the provisions of Rule 13e-4 and Regulation 14E in reaching and entering into the aforementioned agreement.

RESPONSE: The Company advises the Staff that, as indicated in the Offer to Exchange, from November 2006 through January 2007, the Company engaged in a series of negotiations with certain holders (the “Holders”) of the Company’s 2.50% Convertible Subordinated Debentures Due 2025 (the “Debentures”) and their legal counsel, Kramer Levin Naftalis & Frankel LLP (“Kramer Levin”), regarding the Debentures. In November 2006, following the delisting of the Company’s common stock from The NASDAQ Global Market, the Company was informed that certain large Debenture holders had formed an ad hoc committee and that each of them had retained Kramer Levin as legal counsel. The Company was also informed by Kramer Levin that, while it had been retained by each of the Holders, the Holders individually retained exclusive discretion whether to enter into any arrangements with the Company regarding the Debentures. In fact, not all of the Holders that approached the Company ultimately entered into the arrangements with the Company described below.

The delisting of the Company’s common stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture, dated as of December 22, 2004 (the “Indenture”), between the Company and Wells Fargo Bank, N.A., as Trustee. As a result, the Company was obligated to make an offer to all holders to repurchase the outstanding Debentures (the “Offer to Repurchase”).

Through Kramer Levin, the Holders approached the Company to engage in discussions regarding the Debentures. On November 22, 2006, the Company entered into an agreement with Kramer Levin pursuant to which the Company agreed to provide Kramer Levin with confidential information regarding the Company and to pay Kramer Levin’s fees and reimburse its expenses incurred in connection with its representation of the Holders. The Company began negotiations with the Holders shortly thereafter with respect to a potential restructuring of the Debentures, during which several alternatives were discussed by the parties. The Company’s negotiations with the Holders continued as the expiration date of the Offer to Repurchase approached, including, among other things, the discussion of a potential exchange offer with respect to the outstanding Debentures in the event that the Company did not have the capital necessary to pay the aggregate purchase price for the Debentures that would be tendered in the Offer to Repurchase.

The Offer to Repurchase expired at 5:00 p.m., New York City time, on January 2, 2007. At that time, the Company did not have the necessary capital to accept the tendered Debentures, and as a result, no Debentures were accepted for payment by the Company, and all of the Debentures were returned to the holders and remained outstanding. The Company’s failure to pay for the Debentures tendered for repurchase in the Offer to Repurchase constituted an “event of default” under the Indenture.

On January 3, 2007, in connection with the expiration of the Offer to Repurchase, the Company announced that it had entered into a non-binding letter of intent with certain of the Holders regarding a potential exchange offer with respect to the outstanding Debentures. Five Holders executed the non-binding letter of intent. The letter of intent also included a binding “standstill” provision from such Holders through January 16, 2007. After entering into this non-binding letter of intent, the Company continued to engage in negotiations with the Holders with respect to the Debentures, which negotiations continued through the execution of the Restructuring Support Agreement on January 24, 2007.

The Company has concluded that neither its negotiations with the Holders nor the execution of the Restructuring Support Agreement constituted a tender offer. In this regard, the Commission has noted that one of the characteristics of a tender offer is an active and widespread solicitation of public security holders. In this case, there was no solicitation of security holders by the Company, as the Holders approached the Company through counsel regarding the restructuring of the Debentures. The Company’s negotiations with the Holders were conducted privately under confidentiality arrangements only with Holders who had on their own initiative approached the Company Specifically, six Holders executed the Restructuring Support Agreement, and a seventh Holder executed a letter agreement with the Company agreeing to tender its Debentures in the exchange offer. Five of these seven Holders were the signatories to the earlier non-binding letter of intent. All of these Holders are institutions and hedge fund investors that are sophisticated with respect to the capital markets and debt restructurings.

Another characteristic of a tender offer is that the terms of the offer are firm rather than negotiable. In contrast, the terms of the potential restructuring, and the Restructuring Support Agreement itself, were heavily negotiated by the Company and the Holders and their respective counsel. The terms of the Restructuring Support Agreement, including the structure of the exchange offer and the amount and form of consideration to be paid in the exchange offer, were the result of extensive discussions among the parties and their advisors.

The Company did not impose any time constraints on the negotiations with the Holders as the negotiations occurred over a period of two months. Moreover, the holders of Debentures who signed the Restructuring Support Agreement were under no pressure to execute the Restructuring Support Agreement or to agree to exchange their Debentures in accordance with the terms of the exchange offer or otherwise, and in lieu of negotiating with the Company, had the option to exercise their remedies under the Indenture and applicable law.

Further, the Company did not condition entry into the Restructuring Support Agreement on the participation of any minimum number of Holders. The minimum condition of the exchange offer itself was required by each of the Holders who became parties to the Restructuring Support Agreement as a condition of their agreement to participate.

The Company concluded that whether viewed under the relevant criteria of the so called “eight factor test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Release No. 34-43069) or more generally from the totality of the circumstances and the sellers’ need for the protection of the tender offer rules (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3), the discussions and negotiations with the Holders leading up to the execution of the Restructuring Support Agreement are not the type of transaction contemplated by Rule 13e-4 and Regulation 14E.

Item 10. Financial Statements

4.	Please provide the book value information in the document delivered to security holders.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see Item 10 and numbered paragraph 3 of Amendment No. 1.

Item 12. Exhibits

5.	Please file the Restructuring Support Agreement as an exhibit to Schedule TO. Refer to Item 1016(d) of Regulation M-A.

RESPONSE: The Company has filed the Restructuring Support Agreement as an exhibit to the Schedule TO in response to the Staff’s comment. Please see Item 12 of Amendment No. 1.

Offer to Exchange

6.
Please revise to disclose the information required by Item 1007 of Regulation M-A with respect to the sources and amount of funds. Given the events relating to your previous tender offer, please tell us whether you will recirculate your revised offer materials.

RESPONSE: The Company advises the Staff that the Company expressly disclosed the amount of the cash payment in the Offer to Exchange. The cash payment is unconditional upon satisfaction of the conditions to the exchange offer (which do not include a direct or indirect financing condition) and will be paid from cash on the balance sheet. The Company is not relying on a third party for the source of the cash payment. The Company advises the Staff that it respectfully has concluded that there is no need to recirculate revised offer materials because there are no conditions on the cash payment and because there is no third party source for the cash payment.

Cover Page

7.	Please explain the need to include the information in the footnote relating to the CUSIP numbers of your securities. Alternatively, delete the footnote.

RESPONSE: The Company has deleted the reference in the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 2 of Amendment No. 1.

Summary of Exchange Offer, page 12

8.
Please tell us, with a view toward revised disclosure, whether you intend to register the resale of the shares of series D preferred stock and the shares of common stock underlying it, as you agreed to do with respect to the series C preferred stock.

RESPONSE: The Company expressly discloses on pages 18 and 72 of the Offer to Exchange under the subheading “Registration Rights” that the Company will execute a registration rights agreement with holders of shares of the new series C convertible preferred stock that are held by holders of Debentures who tender in the exchange offer and who, as a result, may be deemed affiliates of the Company following consummation of the exchange offer. The Company has not made a similar commitment with respect to the series D convertible preferred stock. Thus, the Company does not believe that it is necessary to revise the disclosure regarding registration rights in the Offer to Exchange.

Summary Historical Consolidated Financial Data and Pro Forma Data, page 19

9.	Please revise this section to include the ratio of earnings to fixed charges as required by Item 1010(b)(2) and (c)(4) of Regulation M-A.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 3 of Amendment No. 1.

The Exchange Offer — Right of Withdrawal, page 52

10.	Please revise here, and elsewhere in the offer document as necessary, to include the withdrawal rights provided by Rule 13e-4(f)(2)(ii).

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 4 of Amendment No. 1.

The Exchange Offer — Conditions to the Completion of the Exchange Offer, page 53

11.
Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE: The Company hereby confirms that the waiver of an offer condition may require extension of the offer and the dissemination of additional offer materials to Debenture holders.

Interests of Directors, Executive Officers, page 56

12.	Please tell us why you need to qualify your disclosure “to your knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

RESPONSE: The Company advises the Staff that it has inquired into the interests of its officers and directors in the Debentures and into the officers, directors and affiliates’ transactions in the Debentures. However, since the Company is not involved in the transactions with third parties, the Company can only assert matters with respect to third-party transactions to the Company’s knowledge. The Company advises the Staff that it has deleted the qualifier “to our knowledge” in the Offer to Exchange when it refers to Company specific information. Please see numbered paragraph 5 of Amendment No. 1.

Certain U.S. Federal Income Tax Considerations, page 96

13.
We note the heading of this section refers to “certain” of the material federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 6 of Amendment No. 1.

14.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in your letter of transmittal.

RESPONSE: The reference to Treasury Department Circular 230 is included in order to meet the requirements of Section 10.35 of Treasury Department Circular No. 230 which provides requirements for a practitioner who provides a covered opinion. The Company advises the Staff that it has revised the Offer to Exchange in response to the Staff’s comment to track the exact language of Circular 230. Please see numbered paragraph 7 of Amendment No. 1.

15.	Delete the various references to this discussion being for “general information only.” Security holders are entitled to rely upon the discussion.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 8 of Amendment No. 1.

16.
While you may recommend that security holders consult their individual tax advisors with respect to their particular tax consequences, you may not “urge” them to do so. Please revise here and throughout your offer document.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 9 of Amendment No. 1.

Where to Find Additional Information, page 104

17.	Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

RESPONSE: The Company has revised the Offer to Exchange in response to the Staff’s comment. Please see numbered paragraph 10 of Amendment No. 1.

In addition, included as Attachment A to this letter is a written statement from the Company acknowledging that (i) the Company is responsible for the accuracy and adequacy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone the undersigned at (617) 570-1572.

Sincerely,

/s/ Scott F. Duggan

cc: Barbara Duncan, DOV Pharmaceutical, Inc.
Lou Januzzi, DOV Pharmaceutical, Inc.

ATTACHMENT A

     DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”) hereby acknowledges, through its Chief Executive Officer that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 15th day of February, 2007.

DOV PHARMACEUTICAL, INC.

By:	/s/ Barbara Duncan
Name: Barbara Duncan
Title: Chief Executive Officer